23002278

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SEC FILE NUMBER
8-70378

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AQ Technology Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

203 Redwood Shores Parkway, Suite 530
(No. and Street)

Redwood City (City) CA (State) 94065 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew A. Sachse (Name) 650-815-8628 (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

09/18/2003 (Date of Registration with PCAOB)(if applicable) 169 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew A. Sachse, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AQ Technology Partners LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Principal Executive Officer

Notary Public — See Attached Notary Document

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACKNOWLEDGMENT

A notary public or other officer completing this *certificate verifies only the identity of the individual* who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Clara)

On March 9th, 2023 before me, Matthew Tieu, Notary Public
(insert name and title of the officer)

personally appeared Matthew A. Sachse,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

MATTHEW TIEU
Notary Public - California
Santa Clara County
Commission # 2317810
My Comm. Expires Jan 6, 2024

Signature ______________ (Seal)

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
AQ Technology Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AQ Technology Partners, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2022.
Abington, Pennsylvania
February 28, 2023

AQ Technology Partners, LC
Statement of Financial Condition
December 31, 2022

Assets

Cash and cash equivalents	$	5,457,427
Accounts receivable		101,362
Due from affiliates		1,700
Investment, at fair value		207,000
Prepaid expenses and other assets		264,365
Fixed assets, net of accumulated depreciation of $98,966		327,964
Right of use assets		1,450,266
Total assets	$	7,810,084

Liabilities and Member's Capital

Liabilities		
Accounts payable and accrued expenses	$	1,470,875
Office lease liability		1,502,507
Total liabilities		2,973,382
Member's equity		4,836,702
Total liabilities and member's equity	$	7,810,084

The accompanying notes are an integral part of this financial statement

1. Organization

AQ Technology Partners, LLC (the "Company") is a limited liability company under the laws of the State of California. The Company is a wholly owned subsidiary of AQ Holdings, LLC. The Company is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is involved with the private placements of securities, and merger and acquisitions.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Furniture and Equipment – Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided using the double-declining method over the estimated lives of the assets.

Revenue Recognition – Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer. Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Investment banking fees are broken down into success fees and engagement fees accounted for under ASC 606 as follows:

Engagement fees are earned in full upon the signing of an engagement letter and typically payable either in full upon signing or on some periodic basis subsequent to signing (monthly anniversary, etc.). The engagement fee is a nonrefundable, fixed amount and is not contingent on the successful consummation of a transaction. The engagement fee is compensation paid to the Company for time spent on the administrative and logistical matters related to the process of marketing a transaction for the client, whether successful or not. As such engagement fees are recognized with respect to each engagement letter either upon signing or over the appropriate period.

2. Summary of Significant Accounting Policies (continued)

Success fees are earned and payable only upon the consummation of a successful transaction for the client and determined as a percentage of Aggregate Value of the transaction. Generally using a sliding scale where the fee earned as a percentage of the Aggregate Value increases dependent on the ultimate Aggregate Value. The Success fee is entirely contingent upon the consummation of a successful transaction and is compensation to the Company for achieving a successful transaction for its client and, as such, is recognized in full upon the closing of a successful transaction.

Income taxes – Income taxes, if any, are the liability of the individual members. Accordingly, income or losses pass through to the Company members, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to limited liability companies.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ending December 31, 2022, the Company did not have liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2019.

Fair Value Hierarchy - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

2. Summary of Significant Accounting Policies (continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Private operating companies - Investments in private operating companies may consist of common stock, preferred stock, and debt of privately owned portfolio companies. The transaction price, excluding transaction costs, is typically the Company's best estimate of fair value at acquisition. At each subsequent measurement date, the Company reviews the valuation of each investment and records adjustments as necessary to reflect the expected exit value of the investment under current market conditions. Ongoing reviews by the Company's management are based on an assessment of the type of investment, the stage in the lifecycle of the portfolio company, and trends in the performance and credit profile of each portfolio company as of the measurement date.

Concentration of credit risks – The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

Accounts Receivable – Management evaluates the collectability of accounts receivable on an ongoing basis and records an allowance in the event the collection is considered remote.

3. Security Valuation

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels as of December 31, 2022:

Securities Owned:	Level 1	Level 2	Level 3
Common Stocks	$ -	$ -	$ 207,000

The following table sets forth a summary of the changes in the fair value of the Fund's level 3 investments for the year ended December 31, 2022:

	Investments
Balance beginning of year	$ -
Purchases	207,000
Balance end of year	$ 207,000

Assets	Balance at December 31, 2022	Valuation Technique(s)	Significant Unobservable Input(s): Sensitivity of the Fair Value to Changes in the Unobservable Inputs	Range
Equity	$270,000	Recent Transaction Price	N/A	-

4. Furniture and Equipment

Fixed assets, net at December 31, 2022, are summarized as follows:

Furniture and equipment	$	153,440
Computers and equipment		98,204
Leasehold improvements		175,286
		426,930
Less accumulated depreciation		(98,966)
	$	327,964

Depreciation expense amounted to $52,722 for the year ended December 31, 2022.

5. Commitments and Contingencies

Operating Lease – The Company is on a 5-year lease with Hudson Properties, beginning December 1, 2020. During the year ended December 31, 2022, the Company paid rent expense of $58,960.

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. The Company has adopted this standard in accordance with provisions of ASU 2020-05.

In November 2019, the Company entered into a new lease agreement for office space in Redwood City, CA expiring November 2025.

Under adoption of ASC 842, for the year ended December 31, 2022, the Company has for its Redwood City, CA office recorded a ROU asset of $1,450,266 and an operating lease liability of $1,502,507 assuming a discount rate of 5.0% based upon the current prime rate.

6. Net Capital Requirements

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $3,934,311 which was $3,832,770 in excess of its required net capital of $101,541. The Company's net capital ratio was .39 to 1.

7. Subsequent Events

Management has evaluated the impact of all subsequent events through February 28, 2023, the date the financial statements were issued and has determined that there were no subsequent events requiring disclosure in these financial statements.